UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2015

Horizon Pharma Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-35238	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

(Address of principal executive offices)

Registrant’s telephone number, including area code: 011-353-1-772-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

On November 13, 2015, in Dublin, Ireland, Horizon Pharma plc (“Horizon Pharma”) convened an extraordinary general meeting of its shareholders (the “Horizon EGM”) to vote on the following proposals:

1.	To approve the issuance of up to 81,706,881 ordinary shares, nominal value $0.0001 per share, of Horizon Pharma (the “Horizon Pharma ordinary shares”), in connection with an acquisition of Depomed, Inc. (“Depomed”), whether by way of an exchange offer followed by a second-step merger, a one-step merger transaction (on a negotiated basis) or otherwise (the “share issuance proposal (Proposal No. 1)”).

2.	If the share issuance proposal (Proposal No. 1) is approved, to approve the increase in the authorized share capital of Horizon Pharma from €40,000 and $30,000 to €40,000 and $40,000 by the creation of an additional 100,000,000 Horizon Pharma ordinary shares of nominal value $0.0001 per share (the “authorized share capital increase proposal (Proposal No. 2)”).

3.	If the authorized share capital increase proposal (Proposal No. 2) is approved, to grant the Horizon Pharma board of directors (the “Horizon Pharma Board”) an updated authority under Irish law to allot and issue shares, warrants, convertible instruments and options (the “directors’ allotment authority proposal (Proposal No. 3)”).

4.	If the directors’ allotment authority proposal (Proposal No. 3) is approved, to grant the Horizon Pharma Board an updated power under Irish law to issue shares for cash without first offering those shares to existing shareholders under pre-emptive rights that would otherwise apply to the issuance (the “pre-emption rights dis-application proposal (Proposal No. 4)”).

5.	To approve any motion to adjourn the extraordinary general meeting, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the extraordinary general meeting to approve the share issuance proposal (Proposal No. 1) (the “adjournment proposal (Proposal No. 5)”).

There were 159,279,247 Horizon Pharma ordinary shares outstanding as of the October 7, 2015 record date for the Horizon EGM and a quorum was present for the Horizon EGM. The final voting results for the proposals put forward at the Horizon EGM are as follows:

Proposal 1 — Share Issuance Proposal

For	Against	Abstain	Broker Non-Votes
90,262,636	38,502,559	196,325	0

Accordingly, the share issuance proposal (Proposal No. 1) was approved.

Proposal 2 — Authorized Share Capital Increase Proposal

For	Against	Abstain	Broker Non-Votes
103,213,558	25,545,181	202,781	0

Accordingly, the authorized share capital increase proposal (Proposal No. 2) was approved.

Proposal 3 — Directors’ Allotment Authority Proposal

For	Against	Abstain	Broker Non-Votes
91,499,599	37,234,316	227,605	0

Accordingly, the directors’ allotment authority proposal (Proposal No. 3) was approved.

Proposal 4 — Pre-Emption Rights Dis-Application Proposal

For	Against	Abstain	Broker Non-Votes
90,712,577	38,014,727	234,216	0

The pre-emption rights dis-application proposal (Proposal No. 4) required 75 percent approval and it was not approved.

Proposal 5 — Adjournment Proposal

For	Against	Abstain	Broker Non-Votes
90,117,815	38,444,834	398,871	0

Accordingly, the adjournment proposal (Proposal No. 5) was approved, however, because the share issuance proposal (Proposal No. 1) was approved, there was no adjournment of the Horizon EGM to solicit additional proxies to approve the share issuance proposal (Proposal No. 1).

Item	8.01 Other Events.

As previously announced on September 8, 2015, Horizon Pharma commenced an exchange offer to acquire all of the outstanding shares of Depomed common stock. Under the terms of the offer, tendering Depomed shareholders would be able to exchange each share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The approval of the share issuance proposal (Proposal No. 1) satisfies one of the conditions required to consummate the offer. Other conditions remain to be satisfied, including, among others, the redemption or removal of certain poison pill rights that the Depomed board of directors has the unilateral ability to remove and the tender of a majority of the total number of outstanding shares of Depomed common stock on a fully diluted basis.

On November 13, 2015, Horizon issued a press release announcing (i) the voting results of the Horizon EGM, (ii) the satisfaction of the Horizon shareholder approval condition required to consummation the offer, and (iii) the extension of the expiration of the offer to 5 p.m., Eastern Time, on November 30, 2015. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated November 13, 2015.

Additional Information

This Current Report on Form 8-K does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (File No. 333-206798) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC.

Subject to further developments, Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This Current report on Form 8-K is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

Investors and security holders may obtain free copies of the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2015	HORIZON PHARMA PUBLIC LIMITED COMPANY

	By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer